SE.......... ....MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-42649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2003___ AND ENDING ___12/31/2003___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Champion Capital Corporation*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___101 Timberlachen Circle, #202___
                (No. and Street)

___Lake Mary, FL 32746___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___C. Jonathan Champion___   ___407-330-2120___
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Ryan, Joseph F.___
(Name – *if individual, state last, first, middle name*)

___2026 Basil Drive, Orlando, FL 32837___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _C Jonathan Champion_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Champion Capital Corporation_ , as of _December 31st_ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chairman
Title

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

January 14, 2004

Board of Directors
Champion Capital Corporation
101 Timberlachen Circle, Suite 202
Lake Mary, Florida 32746

Gentlemen,

I have examined the accompanying statement of financial condition
of Champion Capital Corporation as of December 31, 2003 and the
related statements of income, changes in stockholder's equity,
changes in liabilities subordinated to claims of general
creditors, and changes in financial position for the year then
ended. My examination was made in accordance with generally
accepted auditing standards, and accordingly included such tests
of the accounting records and such other auditing procedures as I
considered necessary in the circumstances.

In my opinion, the financial statements referred to above present
fairly the financial position of Champion Capital Corporation at
December 31, 2003 and the results of its operations and changes
in financial position for the year then ended in conformity with
generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on
the basic financial statement, taken as a whole. The information
contained in Schedule I, Computation of Net Capital, is presented
for the purposes of additional analysis and is not a required
part of the basic financial statement, but is supplementary
information required by rule 17a-5 of the Securities and Exchange
Commission. Such information has been subjected to the auditing
procedures applied in the examination of the basic financial
statements and, in my opinion, is fairly stated in all material
respects in relation to the basic financial statements taken as a
whole.

Joseph F. Ryan
Certified Public Accountant

1

Table of Contents

Champion Capital Corporation
Comparative Statement of Financial Condition
December 31, 2002 and 2003

Assets	2003	2002
Current Assets		
Cash in Bank - Checking	973.39	5,127.85
Money Market Funds	31.58	28.11
Accounts Receivable	0.00	0.00
Total Current Assets	1,004.97	5,155.96
Investment Assets		
New World Fund	1,884.90	1,314.79
CVF shares	4,070.56	4,070.56
Sentinel Common Stock Fund	6,955.05	5,376.02
Total Investment Assets	12,910.51	10,761.37
Other Assets		
Loans to stockholders	0.00	172.57
Prepaid Expenses	437.82	294.50
Total Other Assets	437.82	467.07
Total Assets	14,353.30	16,384.40

Liabilities and Stockholders' Equity

	2003	2002
Loans from Stockholders	1,000.00	0.00
Accounts Payable	125.86	200.00
Total Liabilities	1,125.86	200.00
Stockholders Equity:		
Common Stock		
20,000,000 shares Authorized		
1,090,000 Shares Issued		
$.0001 per share Par Value	109.00	109.00
Additional Paid-In Capital	38,181.00	38,181.00
Retained Earnings	<25,062.56>	<22,105.60>
Total Stockholders' Equity	13,227.44	16,184.40
Total Liabilities & Equity	14,353.30	16,384.40

The Accompanying Notes are an Integral
Part of These Financial Statements.

3

Champion Capital Corporation
Statement of Income and Expenses
For Year Ended December 31, 2003

Revenues:

Commissions	$16,571.98
Consulting Fees	6,837.50
Investment Advisory Fees	59,644.15
Interest	5.36
Investment Portfolio Income	2,149.14
Other Fees	15,351.00
Total Income	100,559.13

Expenses:

Accounting Fees	1,125.00
Charitable Gifts	294.97
Commissions	75,944.72
Computer Software	2,300.00
Insurance	5,661.16
NASD	2,297.00
Office Expenses	15,335.25
Other Expense	407.99
Taxes	150.00
Total Expenses	103,516.09
Net Profit	<2,956.96>

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation
Statement of Changes in Stockholder's Equity
For Year Ended December 31, 2003

	Common Stock	Additional Paid In Capital	Retained Earnings <Deficit>
Balances at December 31, 1998	109.00	38,181.00	<14,570.42>
Capital Additions	0.00	0.00	
Net Profit 1999			74.24
Balances at December 31, 1999	109.00	38,181.00	<14,496.18>
Capital Additions	0.00	0.00	
Net Profit 2000			1,858.83
Balances at December 31, 2000	109.00	38,181.00	<12,637.35>
Capital Additions	0.00	0.00	
Net Loss 2001			827.80
Balances at December 31, 2001	109.00	38,181.00	<13,465.15>
Capital Additions	0.00	0.00	
Net Loss 2002			8,640.45
Balances at December 31, 2002	109.00	38,181.00	<22,105.60>
Capital Additions	0.00	0.00	
Net Loss 2003			2,956.96
Balances at December 31, 2003	109.00	38,181.00	<25,062.56>

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors

December 31, 2003

Subordinated Liabilities at January 1, 2003	$ 0.00
Increases	0.00
Decreases	0.00
Subordinated Liabilities at December 31, 2003	0.00

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation
Statement of Cash Flows
For The Year Ended December 31, 2003

Cash Flows from Operating Activities:

Net Income   <2,956.96>

Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:

                                                                0.00

Changes in Assets and Liabilities:

  Accounts Receivable   0.00
  Prepaid Expenses   <143.32>
  Loans to Stockholders   172.57
  Loans from Stockholders   1,000.00
  Accounts Payable   <74.14>

Net Change in Cash From Operating Activities   955.11

Cash Flows from Investing Activities:

  Purchases Funds   0.00
  Sales Funds   <544.08>
  Unrealized Gains   <1,605.06>

Net Change in Cash From Investing Activities   <2,149.14>

          Net Change in Cash   <4,150.99>

Cash at Beginning of Period   5,155.96

Cash at End of Period   1,004.97

The Accompanying Notes are an Integral
Part of These Financial Statements.

7

Champion Capital Corporation

Supplementary Information

Pursuant to Rule 17A-5 of the
Securities Exchange Act 1934
as of December 31, 2003

Champion Capital Corporation
Notes to Financial Statements
December 31, 2003

1. Significant Accounting Policies

General:
The Company was incorporated on September 28, 1989 and
capitalized by the purchase of stock by the stockholders.

The Company files quarterly focus reports with the SEC as
required under SEC Rule 17A-5, using form X17A's Part IIA.

The Company has remitted all required assessments to the
Securities Investor Protection Corporation.

The Company complies with the exemption under SEC Rule 15c3-3
from filing a determination of reserve requirements and
information relating to possession and control. This
exemption is available since the Company does not put at risk
any customer funds or securities.

Revenue and Cost Recognition:

Commission income and expenses are recorded when received or
paid. All other revenue and expenses are accounted for using
the accrual method of accounting, which recognizes revenues
when earned and costs when incurred.

Valuation of Securities Owned

Because FOCUS reports require reporting the market value of
securities held, the company's accounting system tracks the
current market value of securities. Publicly traded
securities are valued at the most recent market price. Shares
in Open End Mutual Funds, such as Sentinel Common Stock Fund,
are valued at the most recent Net Asset Value. Non-publicly
traded securities, such stock in Champion Venture Fund, Inc.,
are valued at the most recent price at which such shares have
been sold in non-related party private placement transactions.
However, due to the lack of any public market, it is not clear
what value, if any, such securities have.

Recognition of Unrealized Capital Gains

Because the company's accounting system tracks the current
value of securities owned, its accounting system includes
unrealized capital gains on balance sheets and profit and loss
statements.

2. Provisions for Income Taxes

   The income tax provision was zero due to loss carryovers from prior periods.

3. Liabilities Subordinated to Claims of General Creditors

   The Company had no liabilities subordinated to claims of general creditors at December 31, 2003.

4. The Company had the following outstanding notes to stockholders as of December 31, 2003:

   C. Jonathan Champion, 30% stockholder (approx), $500 payable by 2/28/04, no interest if paid by due date

   Benjamin L. Champion, 30% stockholder (approx), $500 payable by 2/28/04, no interest if paid by due date

In 1998, the Company invested $1,000 in the Champion Venture Fund, Inc., a private mutual fund which is controlled by Charles J. Champion, Jr., the owner of approximately 30% of the stock of Champion Capital Corporation. The Company received 1,000 shares of common stock in the Champion Venture Fund, Inc. for this investment. This was the same price that non-related party investors received at that time.

In 1998, the Company invested $3,000 and 400 "Tradenet Dollars" in Sylvanus Corporation which was controlled at that time by Charles J. Champion, Jr., the owner of approximately 30% of the stock of Champion Capital Corporation. This is in addition to $1,000 which the Company invested in Sylvanus Corporation in 1997. Champion Venture Fund, Inc. acquired substantially all the assets of Sylvanus Corporation on September 12, 2002 in exchange for stock which Champion Venture Fund, Inc. issued directly to the shareholders of Sylvanus Corporation at a ratio of one Champion Venture Fund, Inc. share for every two Sylvanus Corporation shares owned. The Company received 24,441 shares of Champion Venture Fund, Inc. stock in this transaction on the same basis as all other Sylvanus Corporation shareholders. Although Sylvanus Corporation and Champion Venture Fund, Inc. were both controlled by Charles J. Champion, Jr. at the time (who is also the owner of approx. 30% of the stock in Champion Capital Corporation) the transaction was approved in advance by a vote of the shareholders of both Sylvanus Corporation and Champion Venture Fund, Inc. without any dissenting votes.

There were no loans to stockholders as of December 31, 2003.

Schedule I

Champion Capital Corporation

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
as of December 31, 2003

Total Stockholders' Equity	$13,227.44
Add: Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0.00
Other Deductions or Allowable Credits - Deferred Income Taxes Payable	0.00
Total Capital & Allowable Subordinated Liabilities	13,227.44
Deductions and/or Charges Non-Allowable Assets - Other Assets	4,508.38
Net Capital Before Haircuts on Security Positions	8.719.06
Haircuts on Securities	1,326.94
Net Capital	7,392.12
Less Capital Required	5,000.00
Excess Net Capital	2,392.12
Aggregate Indebtedness	1,000.00
Net Capital	
Ratio: Aggregate Indebtedness to Net Capital	14%

Reconciliation with Company's Computation
As of December 31, 2003

Net Capital, As Reported in Company's Part IIA (Unaudited) Focus Report	7,392.00
Net Audit Adjustments	0.00
Net Capital Audited December 31, 2003	$7,392.00

January 14, 2004

Board of Directors
Champion Capital Corporation
101 Timberlachen Circle, Suite 202
Lake Mary, Florida 32746

Gentlemen,

I have examined the financial statements of Champion Capital for
the year ended December 31, 2003 and have issued my report
thereon dated January 14, 2004. As part of my examination, I
made a study and evaluation of the Company's system of internal
accounting control (which includes the procedures for
safeguarding securities) to the extent I considered necessary to
evaluate the system as required by generally accepted auditing
standards. The purpose of my study and evaluation, which
included obtaining an understanding of the accounting system, was
to determine the nature, timing, and extent of the auditing
procedures necessary for expressing an opinion on the financial
statements.

I also made a study of the practices and procedures followed by
the Company in making the periodic computations of aggregate
indebtedness and net capital under rule 17a-3(a)(11) and the
procedures for determining compliance with the exemptive
provisions of rule 15c3-3. I did not review the practices and
procedures followed by the Company in making the quarterly
securities examinations, counts, verifications, and comparisons
and the recordation of differences required by rule 17a-13 or in
complying with the requirements for prompt payment for securities
under section B of Regulation T of the Board of Governors of the
Federal Reserve System, because the Company does not carry
security accounts for customers or perform custodial functions
relating to customer securities.

The management of the Company is responsible for establishing and
maintaining a system of internal accounting control and the
practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgements by
management are required to assess the expected benefits and
related costs of control procedures and of the practices and
procedures referred to in the preceding paragraph and to assess
whether those practices and procedures can be expected to achieve
the Commission's above-mentioned objectives. The objectives of a
system and the practices and procedures are to provide management
with reasonable, but not absolute assurance that assets for which
the Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are

12

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Champion Capital Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Company's management and of the Securities and Exchange Commission of the United States of America, the State of Florida and the National Association of Securities Dealers and should not be used for any other purpose.

Joseph F. Ryan
Certified Public Accountant